SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For November 10, 2022

Commission File Number 001-33463

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This amendment to the Report on Form 6-K is being furnished to replace the previously exhibited press release to include the correct date of Investor Day, which is November 11, 2022.

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-136362), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-141125), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-142254), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-144356), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147128), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-153277), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-162439), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170034), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-188938), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190023), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-192951), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-203390), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-219442) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-227464) OF ASML HOLDING N.V. AND IN THE OUTSTANDING PROSPECTUSES CONTAINED IN SUCH REGISTRATION STATEMENTS.

Exhibits

99.1	“ASML provides updated view on demand outlook, capacity plans and business model at Investor Day meeting”, press release dated November 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: November 10, 2022	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer